

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

March 30, 2010

Eric L. Kelly, CEO
Overland Storage, Inc.
4820 Overland Ave.
San Diego, CA 92123

> **Re:   Overland Storage, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 000-22071**

Dear Mr. Kelly:

We have reviewed your revised filing and letter dated March 30, 2010, and have the following comments. Where prior comments are referenced, they refer to our letter dated March 25, 2010.

General

1.    We note that counsel provided the Tandy representations in response to our prior letter. Please note that the Tandy representations must come directly from the company. Please provide these representations from the company with your next response.

Security Ownership of Certain Beneficial Owners and Management, page 4

2.    We note your response to prior comment 1 and your revisions to the beneficial ownership table reflecting the approval of Proposal 1 and the full exercise of warrants. It appears that the shares listed in the "Common Stock Assuming Approval of Proposal 1" column also assume the full exercise of warrants. Please revise footnote 1 to clearly describe what the amounts listed in this column include.

Proposal 1: Approval of the Full Conversion of Our Outstanding Shares of Series A Preferred Stock Into 4,521,616 Shares of Common Stock and the Full Exercise of Outstanding Warrants Exercisable to Purchase Up to 6,373,266 Shares of Common Stock, page 7

3.    We note your disclosure regarding the dilutive impact of the PIPE on page 11. Please expand your discussion of Proposal 1 to provide more prominent and detailed disclosure regarding the dilutive impact that shareholder approval of Proposal 1 will have on common stock shareholders who owned common stock prior to the PIPE. For example, but without limitation, disclose the percentage of common shares that will be held by the Special Situations Funds specifically, and the PIPE investors in the aggregate. Although the preferred stockholders currently have the same voting rights as holders of your

common stock (except with respect to Proposal 1), your discussion of the dilutive impact of the transaction should address the impact that the automatic conversion of the convertible preferred stock and the elimination of the blocker provisions will have on the ability of your pre-PIPE shareholders to influence significant corporate decisions, vote for directors, etc. In addition, please clarify whether the example on page 11 of the dilutive impact of the PIPE on a 10% shareholder reflects the impact of shareholder approval of Proposal 1 and the related removal of the blocker provisions.

\* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc:     <u>Via Facsimile (650) 473-2601</u>
         Paul Sieben, Esq.
         O'Melveny & Myers LLP